UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission File No. 000-22161
Corgi International Limited
Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Index to Exhibits

Exhibit	Description

99.1	Press release, dated October 17, 2008: “Corgi International Limited Announces Filing of Annual Report on Form 20-F and Receipt of Letter from Nasdaq Regarding Noncompliance with Minimum Number of Independent Board Members on Board of Directors and Audit Committee”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: October 17, 2008	By: Name: Title:	/s/ Jack A. Lawrence Jack A. Lawrence Chief Financial Officer, Chief Operating Officer and General Manager, U.S.(Principal Financial Officer)

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